UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: _______________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________

PART I - REGISTRANT INFORMATION

POWERDYNE INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

45 Main Street

Address of Principal Executive Office (Street and Number)

North Reading, MA 01864

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the acquisition of an operating Company on March 6, 2022, Powerdyne International, Inc. (the “Company”), has encountered a delay in assembling the information and finalizing the registrant’s Quarterly Report for the quarter ended March 31, 2022 without incurring undue hardship and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company endeavors to file its Quarterly Report on Form 10-QK no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

James F. O’Rourke	401	739-3300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The revenues will slightly increase compared with the Form 10-K for the year ended December 31, 2021, due to the acquisition of an operating business on March 6, 2022, and the requirement to include the three weeks of financial activities for the acquired company from date of acquisition through March 31, 2022, with the Registrants financial statements.

POWERDYNE INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2022	By:	/s/ James F. O’Rourke
	Name:	James F. O’Rourke
	Title:	CEO